Exhibit 99.1

YM BIOSCIENCES ANNOUNCES AACR ACCEPTANCE OF
TWO NIMOTUZUMAB POSTER PRESENTATIONS

-University of Toronto results of nimotuzumab linked to radionuclide-

-Interaction of nimotuzumab with EGFRvIII, a mutant form of EGF receptor frequently expressed in brain tumors-

MISSISSAUGA, Canada - March 15, 2010 - YM BioSciences Inc. (NYSE Amex: YMI, TSX:YM), today announced that two posters have been accepted for presentation at the American Association for Cancer Research (AACR) Annual Meeting to be held from April 17-21 in Washington, DC. The first poster describes the results of the previously reported collaboration with researchers at the University of Toronto for the development of highly potent antibody-radionuclide conjugates for use in the treatment of cancer. The poster will describe activity of 111In-NLS-nimotuzumab against breast cancer cells with high and low EGFR expression. 111In-NLS-nimotuzumab was highly active against cells over-expressing EGFR whereas the nimotuzumab conjugate spared toxicity toward cells with EGFR expression similar to that on most normal epithelial cells.

The poster entitled “111In-NLS-Nimotuzumab: A potent Auger electron-emitting radiotherapeutic agent for EGFR-overexpressing breast cancer” will be presented on Tuesday April 20, from 2-5pm in Exhibit Hall A-C, Poster section 27 by Aisha Fasih, a scientist from the laboratory of Dr. Raymond Reilly, Professor, Leslie Dan Faculty of Pharmacy at the University of Toronto.

"We continue to build upon our knowledge of the cancer-targeting attributes of nimotuzumab which contrast sharply with other approved EGFR-targeting antibodies in that nimotuzumab is selective for cancer cells, thereby minimizing toxicity while preserving efficacy," said David Allan, Chairman & CEO of YM BioSciences Inc. “In addition to greatly improving tolerability, we believe that this property uniquely positions our EGFR-targeting molecule for safe delivery of potent anticancer agents when conjugated to nimotuzumab. This presentation by scientists from the University of Toronto again demonstrates nimotuzumab as an antibody selectively targeting cancer cells overexpressing EGFR and points to the potential of nimotuzumab to safely deliver toxic payloads despite ubiquitous expression of EGFR in normal tissues.”

"We are very much looking forward to presenting the results of these studies with 111In-NLS-nimotuzumab to the broader cancer research community at the upcoming AACR meeting,” said Professor Raymond Reilly. “This is an excellent opportunity for us to describe our innovative strategy to exploit the nanometer range Auger electrons emitted by 111In for the treatment of cancer. Nimotuzumab has the necessary specificity for breast cancer cells overexpressing EGFR that allowed us to selectively kill these cells with these ultrashort range electrons emitted by 111In."

YM is also developing its IntelliMab™ technology which is designed to generate novel antibodies that selectively target cancer cells while avoiding receptors found in normal tissue. This proprietary approach to the design and selection of molecules permits IntelliMab-generated antibodies to maximize anticancer activity while minimizing toxic adverse effects.  IntelliMabs are promising for a number of conditions and targets as well as for conjugation to a range of highly potent toxins.

"These data will reinforce our position that antibodies with superior targeting are ideal for delivery of toxic payloads selectively to cancer cells,” said Sean Thompson, Vice President of Corporate Development at YM and General Manager of the IntelliMab platform. “IntelliMabs are excellent drug candidates in their own right and should ideally be safe delivery vehicles for use with conjugation technologies. The presentation of data by Dr. Reilly’s lab is an important step both for nimotuzumab and the IntelliMab platform.”

The second poster presentation describes interaction of nimotuzumab with a mutant form of EGFR called variant III (EGFRvIII). This variant is frequently expressed in glioblastomas and results in enhanced transformation, reduced apoptosis, and resistance to therapy. Nimotuzumab was demonstrated to bind to EGFRvIII with similar strength as to the non-mutant form of the EGF receptor. This adds to the extensive body of knowledge concerning development of nimotuzumab in brain tumours where the antibody demonstrated encouraging results in early clinical trials treating adult and pediatric gliomas. Nimotuzumab is currently in a phase III study in combination with radiation/temozolomide, against radiation/temozolomide alone, with preliminary results expected in the second half of 2010.

The poster entitled “Nimotuzumab, a humanized anti-epidermal growth factor receptor antibody, interacts with EGFRvIII” will be presented Monday April 19, from 9-12pm in Exhibit Hall A-C, Poster Section 31 (Abstract # 1778) by Maria L. Jaramillo, a scientist from the National Research Council Biotechnology Research Institute.

Abstracts for the posters will be posted at the time of presentation at www.ymbiosciences.com.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company. The Company is currently developing four late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™; CYT387, a highly selective JAK 1/2 small molecule inhibitor, CYT997, an orally bioavailable, potent, vascular disrupting agent (VDA) and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is importantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 9,000 patients reported as having been treated with nimotuzumab worldwide to date, Grade IV incidents of radiation dermatitis and incidents of severe rash have been only rarely observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM’s majority-owned, Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. The clinical stage products discovered by Cytopia Ltd (YM Australia since January 2010) include the JAK 1/2 inhibitor, CYT387, and the novel VDA molecule, CYT997.  Both were developed internally at Cytopia from research led by Dr. Andrew Wilks who discovered and named the Janus kinases. Cytopia’s earlier stage portfolio includes a JAK3 program that was the subject of a research collaboration underwritten by Novartis that concluded in 2009 with any further development residing exclusively with Novartis; an ongoing collaborative research project with the Melbourne-based Cooperative Research Centre for Cancer Therapeutics (CRC CTx) for the development of Cytopia’s inhibitors of Focal Adhesion Kinase (FAK), a protein implicated in progression and metastasis of numerous solid tumors; and a novel series of compounds that inhibit the kinase FMS which have been demonstrated to have excellent potency and selectivity. Approximately 4,000 additional novel compounds have been amassed from Cytopia’s own research and are being reviewed. YM’s other discovery programs include the Intellimab® platform of uniquely optimized antibodies designed to selectively target cancer cells resulting in improvements to the safety profiles of antibodies and the consequent prospect of their conjugation to highly potent toxins for safe delivery to tumour tissue. YM is also developing AeroLEF® for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF has met all endpoints in each of its trials including a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that JAK 1/2 and the VDA molecule will generate positive efficacy and safety data in future clinical trials; AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; that and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
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